FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2016
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Annual and Special Meeting Webcast on June 22nd, 2016	1.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BlackBerry Annual and Special Meeting Webcast on June 22nd, 2016

Waterloo, ON - BlackBerry® (NASDAQ: BBRY; TSX: BB) will hold its Annual and Special Meeting of Shareholders on Wednesday, June 22nd, 2016 at 10am ET in Waterloo, Ontario. The live webcast can be listened to on June 22nd at http://ca.blackberry.com/company/investors/events.html.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 16, 2016	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer